UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                          STEEL OF WEST VIRGINIA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    858154107
                                 (CUSIP Number)

                                 ---------------

                           Donald G. Smith, President
                       Roanoke Electric Steel Corporation
                                 P. O. Box 13948
                          Roanoke, Virginia 24038-3948
                                 (540) 342-1831

                          (Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)
                                 ---------------

                                November 10, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 858154107
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(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos.
         of Above Person

         SWVA Acquisition, Inc.     (no IRS identification number; corporation
                                    formed for acquisition purposes only.)
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(2)      Check the Appropriate Box if a Member                (a) [ ]
         of a Group (See Instructions)                        (b) [ ]
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(3)      SEC Use Only
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(4)      Source of Funds (See Instructions) AF
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(5)      Check if Disclosure of Legal Proceedings [ ] is Required Pursuant to
         Items 2(d) or 2(e)
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(6)      Citizenship or Place of Organization

         Virginia
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         Number of Shares         (7)      Sole Voting
         Beneficially Owned                     Power         0 shares
         by Each Reporting        ---------------------------------------------
         Person With
                                  (8)      Shared Voting
                                                Power         1,290,054 shares
                                  ---------------------------------------------

                                  (9)      Sole Dispositive
                                                Power         0 shares
                                   --------------------------------------------

                                  (10)     Shared Dispositive
                                                Power         1,290,054 shares
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(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                             1,290,054*
-------------------------------------------------------------------------------


(12)     Check if the Aggregate Amount in Row                 [ ]
         (11) Excludes Certain Shares (See
         Instructions)
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(13)     Percent of Class Represented by Amount
         in Row (11)                                           17.8%
-------------------------------------------------------------------------------


(14)     Type of Reporting Person (See
         Instructions)                                         CO
-------------------------------------------------------------------------------

*See footnote on following page.

CUSIP No. 858154107
-------------------------------------------------------------------------------


(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos.
         of Above Person

         Roanoke Electric Steel Corporation               (54-0585263)
-------------------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member            (a) [ ]
         of a Group (See Instructions)                    (b) [ ]
-------------------------------------------------------------------------------


(3)      SEC Use Only
-------------------------------------------------------------------------------


(4)      Source of Funds (See Instructions) BK, WC
-------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings [ ] is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------


(6)      Citizenship or Place of Organization

         Virginia
-------------------------------------------------------------------------------

         Number of Shares         (7)      Sole Voting
         Beneficially Owned                     Power         0 shares
         by Each Reporting        ---------------------------------------------
         Person With
                                  (8)      Shared Voting
                                                Power         1,290,054 shares
                                  ---------------------------------------------

                                  (9)      Sole Dispositive
                                                Power         0 shares

                                  ---------------------------------------------

                                  (10)     Shared Dispositive
                                                Power         1,290,054 shares
-------------------------------------------------------------------------------


(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                             1,290,054*
-------------------------------------------------------------------------------


(12)     Check if the Aggregate Amount in Row                 [ ]
         (11) Excludes Certain Shares (See
         Instructions)
-------------------------------------------------------------------------------


(13)     Percent of Class Represented by Amount
         in Row (11)                                          17.8%
-------------------------------------------------------------------------------


(14)     Type of Reporting Person (See
         Instructions)                                        CO
-------------------------------------------------------------------------------


* On November 10, 1998, in connection with the Agreement and Plan of Merger, incorporated herein by reference, Roanoke Electric Steel Corporation (the "Parent") and SWVA Acquisition, Inc., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into a Stock Option Agreement with Steel of West Virginia, Inc. (the "Issuer") pursuant to which the Issuer granted the Purchaser an irrevocable option to purchase up to 1,196,148 Shares, or approximately 19.9% of the then outstanding Shares, at a price of $10.375 per Share payable in cash, upon the occurrence of certain conditions specified therein. The Stock Option Agreement is described more fully in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase dated November 17, 1998.

In addition, on November 10, 1998, the Parent and Purchaser entered into certain Stock Tender and Voting Agreements with all of the Issuer's directors and certain officers, who, in the aggregate, beneficially own 93,906 Shares (36,406 of which Shares they own directly, and 57,500 of which are issuable upon the exercise of options held by them) that represent approximately 1.5% of the issued and outstanding Shares, on a fully-diluted basis, in which the individuals agreed, among other things, to tender their Shares in the Offer (as defined below) and vote their Shares in favor of the merger. The Stock Tender and Voting Agreements are more fully described in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase, incorporated herein by reference.

This Statement on Schedule 13D relates to the tender offer by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser"), a wholly owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share ("Shares"), of Steel of West Virginia, Inc., a Delaware corporation (the "Issuer"), and the associated rights to purchase Common Stock of the Issuer (the "Rights") issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Issuer and Continental Stock Transfer and Trust Company as Rights Agent, as amended on November 10, 1998, at a purchase price of $10.75 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer"), both of which are incorporated herein by reference. Unless the context requires otherwise, all references herein to Shares include the associated Rights.

ITEM 1.           Security and Issuer

         The name of the issuer is Steel of West Virginia, Inc. which has its principal executive offices at 17th Street and 2nd Avenue, Huntington, West Virginia, 25703. The title of the securities to which this Statement relates is the Issuer's common stock, par value $0.01 per share. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.           Identity and Background

         (a) - (c) and (f) This statement is being filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Purchaser, the Parent, or, to the best knowledge of the Purchaser and the Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           Source and Amount of Funds or Other Consideration

         The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           Purpose of Transaction

         (a) - (j) The information set forth in the "Introduction", Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company"), Section 13 ("Dividends and Distributions"), and Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Margin Regulations; Exchange Act Registration) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.           Interest in Securities of the Issuer

         (a) - (d) The information set forth in the "Introduction" and Section 8 ("Certain Information Concerning the Purchaser and the Parent"), and Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") is incorporated herein by reference. The Parent and the Purchaser entered into a Stock Option Agreement with the Issuer pursuant to which the Issuer granted the Purchaser an irrevocable option to purchase up to 1,196,148 Shares, or approximately 19.9% of the then outstanding Shares, at a price of $10.375 per Share payable in cash, upon the occurrence of certain conditions specified therein. In addition, on November 10, 1998, the Parent and Purchaser entered into certain Stock Tender and Voting Agreements with all of the Company's directors and officers, who, in the aggregate, beneficially own 93,906 Shares (36,406 of which Shares they own directly, and 57,500 of which are issuable upon the exercise of options held by them) that represent approximately 1.5% of the issued and outstanding Shares, on a fully-diluted basis, in which the individuals agreed, among other things, to tender their Shares in the Offer and vote their Shares in favor of the merger. The Stock Option Agreement and the Stock Tender and Voting Agreements are more fully described in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase dated November 17, 1998.

As a result of the Stock Option Agreement and the Stock Tender and Voting Agreements, each of the Purchaser and Parent may be deemed to beneficially own, and have shared voting and dispositive power with respect to, an aggregate of 1,290,054 Shares (representing 17.8% of the Shares outstanding on September 30,
1998).

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The following individuals entered into a Stock Tender and Voting Agreement with the Parent and the Purchaser on November 10, 1998: W. Bruce Groff (1,770 Shares); Mark G. Meikle (9,197 Shares); Timothy R. Duke (38,197 Shares); Paul E. Thompson (10,733 Shares);

Daniel N. Pickens (11,621 Shares); Stephen A. Albert (8,000 Shares); and Albert W. Eastburn (14,388 Shares). The form Stock Tender and Voting Agreement is incorporated herein by reference.

         The information set forth in the "Introduction", Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase and
Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7.           Material to Be Filed as Exhibits

         (1)      Offer to Purchase, dated November 17, 1998*

         (2)      Letter of Transmittal*

         (3) Commitment Letter dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation*

         (4) Commitment Letter dated November 6, 1998 from Crestar Bank to Roanoke Electric Steel Corporation*

         (5) Commitment Letter dated November 6, 1998 from NationsBank, N.A. to Roanoke Electric Steel Corporation*

         (6) Commitment Letter dated November 9, 1998 from Wachovia Bank, N.A. to Roanoke Electric Steel Corporation*

         (7) Confidentiality Letter Agreement dated July 20, 1998, between Roanoke Electric Steel Corporation and Janney Montgomery Scott Inc.*

         (8) Agreement and Plan of Merger, dated as of November 10, 1998, among Steel of West Virginia, SWVA Acquisition, Inc., and Steel of West Virginia, Inc.*

         (9) Stock Option Agreement, dated as of November 10, 1998, between Steel of West Virginia, Inc. and SWVA Acquisition, Inc.*

         (10) Form of Stock Tender and Voting Agreement, dated as of November 10, 1998, by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and certain stockholder of the Issuer*

         (11) Employment Agreement dated November 10, 1998, by and between Steel of West Virginia, Inc., and Timothy R, Duke*

     *Incorporated by reference to Schedule 14D-1 (file no. 005-39109), filed November 17, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    November 19, 1998
                                          (Date)



                            ROANOKE ELECTRIC STEEL CORPORATION


                            By: s/John E. Morris
                            Name:    John E. Morris
                            Title:   Vice President - Finance and Assistant
                                     Treasurer




                             SWVA ACQUISITION, INC.


                             By: s/John E. Morris
                             Name:    John E. Morris
                             Title:   Vice President - Finance and Assistant
                                      Treasurer